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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: March 31, 2000
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Precept Business Services, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

1909 Woodall Rodgers Freeway, Suite 500
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Registrant was unable to file its Quarterly Report on Form 10-Q within the prescribed due to recent significant turnover in the Registrant's Transportation Division financial accounting department. In addition, the Registrant lost at least one business day due to the information system problems created by the "I Love You" software virus.





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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    William W. Solomon, Jr., Executive
    Vice President and Chief Financial
    Officer                                  214               754-6620
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Shown below are the condensed consolidated statements of operations for the three- and nine-month periods ended March 31, 2000. Due to the reasons explained in Part III above, the Registrant has not been able to complete the Form 10-Q within the required deadline. The Registrant expects to file the complete Form 10-Q by May 22, 2000.

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                       PRECEPT BUSINESS SERVICES, INC.
                 COMBINED CONDENSED STATEMENTS OF OPERATIONS
               (Amounts in thousands, except per share amounts)


                                                   Three months                      Nine months
                                                      Ended                             Ended
                                                    March 31,                         March 31,
                                               2000           1999               2000           1999
                                             --------       --------           --------       --------
                                                                    (Unaudited)
CONTINUING OPERATIONS
Revenue - Business Products................  $ 36,728       $ 35,096           $106,815       $103,874
Costs and expenses:
  Cost of goods sold.......................    24,844         23,424             71,701         71,010
  Sales commissions........................     5,195          4,881             14,712         14,005
  Selling, general and administrative......     5,919          6,051             15,839         16,551
  Goodwill write-down and
     other non-recurring charges...........     -              6,727              -              6,727
  Depreciation and amortization............       599            363              1,612          1,019
                                             --------       --------           --------       --------
                                               36,557         41,446            103,864        108,312
                                             --------       --------           --------       --------
Operating income (loss)....................       171         (6,350)             2,951         (4,438)
Interest expense...........................       552            201              2,322          1,448
                                             --------       --------           --------       --------
Income (loss) before income taxes..........      (381)        (6,551)               629         (5,586)
Income tax provision (benefit).............      (171)        (3,038)               284         (2,526)
                                             --------       --------           --------       --------
Net income (loss)..........................      (210)        (3,513)               345         (3,060)

DISCONTINUED OPERATIONS
Net income (loss) from discontinued
  operations, net of income tax provision
  (benefit)................................      (588)        (6,886)               546         (6,000)
Net loss from sale of discontinued
  operations...............................   (16,500)         -                (16,500)         -
                                             --------       --------           --------       --------
Net loss from discontinued operations......   (17,088)        (6,886)           (15,954)        (6,000)
                                             --------       --------           --------       --------
Net income (loss)..........................  $(17,298)      $(10,399)          $(15,609)      $ (9,060)
                                             ========       ========           ========       ========

Basic net income (loss) per share:
  Continuing operations....................  $  (0.02)      $  (0.41)          $   0.04       $  (0.37)
  Discontinued operations..................     (1.68)         (0.81)             (1.62)         (0.73)
                                             --------       --------           --------       --------
  Net income (loss) per share..............  $  (1.70)      $  (1.22)          $  (1.58)      $  (1.10)
                                             ========       ========           ========       ========
  Weighted average shares outstanding......   10,153           8,512              9,859          8,208

Diluted net income (loss) per share:
  Continuing operations....................  $  (0.02)      $  (0.41)          $   0.04       $  (0.37)
  Discontinued operations..................     (1.68)         (0.81)             (1.55)         (0.73)
                                             --------       --------           --------       --------
  Net income (loss) per share..............  $  (1.70)      $  (1.22)          $  (1.51)      $  (1.10)
                                             ========       ========           ========       ========
  Weighted average shares outstanding......    10,153          8,512             10,325          8,208


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                      Precept Business Services, Inc.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  May 15, 2000                           By /s/ William W. Solomon, Jr.
        ---------------------------------------    ----------------------------
                                                   Executive Vice President and
                                                   Chief Financial Officer